		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 4
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 11, 13	Darren T. Donnelly
		Mark S. Weintraub	Neo J. Tuytel	Ross D. Tunnicliffe
		Kevin J. MacDonald	Don C. Sihota	R. Barry Fraser
		James A. Speakman	Kerstin R. Tapping	Ethan P. Minsky, 6, 7, 9
		Brock H. Smith	Nicole M. Byres	Elaine J. Adair
		Peter Kenward	D. Lawrence Munn, 8	John C. Fiddick
		R. Glen Boswall	Bonnie S. Elster	Virgil Z. Hlus, 4
		Stewart L. Muglich, 8	Samantha Ip	Jonathan L.S. Hodes, 1, 5
		Gwendoline Allison	Aaron B. Singer	L.K. Larry Yen, 10
		Peter M. Tolensky	Jane Glanville	Allyson L. Baker, 3
		Warren G. Brazier, 4	Amy A. Mortimore	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 15	Brent C. Clark
		Conrad Y. Nest, 10	C. Michelle Tribe	James T. Bryce
		Richard T. Weiland	Jonathan C. Lotz	Cam McTavish
		Lisa D. Hobman	Valerie S. Dixon	Niamh Pollak, 14
Reply Attention of	Virgil Z. Hlus	Satinder K. Sidhu	Tasha L. Coulter	Kari Richardson
Direct Tel.	604.891.7707	Vikram Dhir, 1	Adam M. Dlin	Marta C. Davidson
EMail Address	vzh@cwilson.com	Rina J. Jaswal	Sarah W. Jones	Michal Jaworski
Our File No.	28313-0001/ CW2088443.1	Tristin R. Lee	Jun Ho Song, 4, 8, 16	Shauna K.H. Towriss
		R. Brad Kielmann	Kyle M. Wilson	Kristine P. All
		Pratibha Sharma	Angela M. Blake

Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

		Canada	United States	International
		1 Alberta	4 California	11 Hong Kong
		2 Manitoba	5 Colorado	12 South Africa
		3 Ontario	6 District of Columbia	13 United Kingdom
		15 Saskatchewan	7 Florida	14 Ireland
8 New York
9 Virginia
10 Washington
16 Nevada

August 29, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	David L. Orlic
Special Counsel

Dear Sirs:

	Re:	CounterPath Corporation
Preliminary Proxy Statement on Schedule 14A
Filed: August 19, 2008
File No. 000-50346

               Thank you for your letter of August 28, 2008 with respect to the Preliminary Proxy Statement on Schedule 14A filed by CounterPath Corporation (the “Company”).

               The Company has filed a revised Definitive Proxy Statement on Schedule 14A in response to the Securities and Exchange Commission’s comment letter which the Company received on August 28, 2008 and further to our telephone conversations, on August 29, 2008, among David L. Orlic, David Karp and the writer.

               The revised Definitive Proxy Statement on Schedule 14A includes the form of proxy, which is included as an appendix at the end of the Definitive Proxy Statement on Schedule 14A.

HSBC Building 800 –885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

               Although the policies of the TSX Venture Exchange usually require shareholder approval of a private placement when a new control person will be created as a result of a private placement, the TSX Venture Exchange waived this policy and only required approval of Mr. Matthews ability to vote the shares that Wesley Clover Corporation acquired in the private placement. The TSX Venture Exchange provided conditional approval on July 31, 2008.

               In order to clarify this in the revised Definitive Proxy Statement on Schedule 14A, the Company has added the following sentence in the two sections which discuss the proposal:

“Despite the Exchange’s Policy 4.1, the Exchange is not requiring our company to obtain shareholder approval for the private placement but only shareholder approval for Mr. Matthews to vote the shares that Wesley Clover acquired in the Private Placement”

Closing Comments

We enclose a statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               We look forward to any further comments you may have regarding the proxy statement or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

COUNTERPATH CORPORATION

Per: /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/cjb

cc:	CounterPath Corporation
Attn: Donovan Jones and David Karp